STATEMENT OF INVESTMENTS
Dreyfus Premier Worldwide Growth Fund, Inc.
January 31, 2007 (Unaudited)

Common Stocks--100.1%	Shares	Value ($)
Consumer Discretionary--19.7%		
Christian Dior	330,000	35,971,424
L'Oreal, ADR	1,840,000	38,897,600
McDonald's	217,800	9,659,430
McGraw-Hill Cos.	370,800	24,873,264
News, Cl. A	714,400	16,609,800
Pearson	300,944	4,743,632
Procter & Gamble	330,000	21,407,100
		152,162,250
Consumer Staples--22.9%		
Altria Group	584,000	51,035,760
Coca-Cola	443,100	21,215,628
Diageo, ADR	165,000	12,990,450
Groupe Danone, ADR	980,000	32,389,000
LVMH Moet Hennessy Louis Vuitton	122,175	12,879,785
Nestle, ADR	326,600	29,942,688
PepsiCo	241,675	15,766,877
		176,220,188
Energy--17.3%		
BP, ADR	70,000	4,445,700
Chevron	357,800	26,076,464
ConocoPhillips	26,000	1,726,660
Exxon Mobil	630,008	46,683,593
Norsk Hydro, ADR	522,000	16,860,600
Total, ADR	554,316	37,721,204
		133,514,221
Financial--14.7%		
American Express	132,850	7,734,527
Ameriprise Financial	45,970	2,710,391
Assicurazioni Generali	239,900	10,322,504
Citigroup	541,284	29,840,987
Deutsche Bank	85,300	12,113,453
Eurazeo	63,193	8,728,761
HSBC Holdings, ADR	125,000	11,478,750
JPMorgan Chase & Co.	254,100	12,941,313
UBS	200,000	12,507,033
Zurich Financial Services	20,500	5,511,816
		113,889,535
Health Care--9.3%		
Abbott Laboratories	200,300	10,615,900
Johnson & Johnson	203,525	13,595,470
Novartis, ADR	143,000	8,249,670
Pfizer	60,754	1,594,185
Roche Holding, ADR	402,000	37,755,840
		71,811,065
Industrial--5.3%		
Emerson Electric	220,200	9,902,394
General Electric	771,072	27,797,146
United Parcel Service, Cl. B	42,500	3,071,900
		40,771,440
Information Technology--4.2%		
Intel	810,941	16,997,323

Microsoft	510,600	15,757,116
		32,754,439
Materials--3.0%		
Air Liquide, ADR	474,118	22,079,675
Yara International, ADR	52,400	1,393,316
		23,472,991
Retail--3.7%		
Wal-Mart Stores	110,322	5,261,256
Walgreen	523,000	23,691,900
		28,953,156
Total Investments (cost $398,974,696)	**100.1%**	**773,549,285**
Liabilities, Less Cash and Receivables	**(.1%)**	**(785,421)**
Net Assets	**100.0%**	**772,763,864**

ADR - American Depository Receipts

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.